Exhibit 99.2
Management’s discussion and analysis of financial conditions and results of operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our interim condensed consolidated financial statements and the related notes included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2 and our audited financial statements and the related notes and the section “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.
Our interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” and “$” refer to U.S. dollars and the terms “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated.
Unless otherwise indicated or the context otherwise requires, all references to “SOPHiA GENETICS,” “SOPH,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to SOPHiA GENETICS SA and its consolidated subsidiaries.
Cautionary Statement Regarding Forward-Looking Statements
This discussion and analysis contain statements that constitute forward-looking statements. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy, technology, as well as plans and objectives of management for future operations are forward-looking statements. Many forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2023 and in our other Securities and Exchange Commission (“SEC”) filings. These forward-looking statements include, among others:
•our expectations regarding our revenue, gross margin, expenses, other operating results and cash usage, including statements relating to the portion of our remaining performance obligation that we expect to recognize as revenue in future periods;
•our plans regarding further development of our SOPHiA DDMTM Platform and related products and solutions, which we collectively refer to as “SOPHiA DDM Platform,” and its expansion into additional features, applications and data modalities;
•future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements, future revenues, expenses, reimbursement rates and needs for additional financing;
•our expectations regarding the market size for our platform, applications, products, and services and the market acceptance they will be able to achieve;
•our expectations regarding changes in the healthcare systems in different jurisdictions, in particular with respect to the manner in which electronic health records are collected, distributed and accessed by various stakeholders;
•the timing or outcome of any domestic and international regulatory submissions;

•impact from future regulatory, judicial, and legislative changes or developments in the United States and foreign countries;
•our ability to acquire new customers and successfully engage and retain customers;
•the costs and success of our marketing efforts, and our ability to promote our brand;
•our ability to increase demand for our applications, products, and services, obtain favorable coverage and reimbursement determinations from third-party payors and expand geographically;
•our expectations of the reliability, accuracy and performance of our applications, products, and services, as well as expectations of the benefits to patients, medical personnel and providers of our applications, products and services;
•our expectations regarding our ability, and that of our manufacturers, to manufacture our products;
•our efforts to successfully develop and commercialize our applications, products, and services;
•our competitive position and the development of and projections relating to our competitors or our industry;
•our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our technology, applications, products, and services, and the scope of such protection;
•our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties;
•our ability to attract and retain qualified key management and technical personnel; and
•our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) and a foreign private issuer.
These forward-looking statements speak only as of the date of this discussion and analysis and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section of our Annual Form 20-F for the year ended December 31, 2023, this discussion and analysis and our other SEC filings. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from what we expect.
Overview
We are a cloud-native software technology company in the healthcare space dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.

In 2014, we launched the first application of our platform to analyze next-generation sequencing (“NGS”) data for cancer diagnosis. We offer a broad range of applications used by healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, a new multimodal module on our SOPHiA DDM Platform powered by our artificial intelligence and machine learning algorithms that integrates the capabilities of our genomics and radiomics solutions with additional modalities to further enable clinical decision-making. The module will allow healthcare practitioners to visualize data across multiple modalities (including genomic, radiomic, clinical, and biological) for individual patients in a longitudinal manner and derive additional insights through cohort design and comparison. SOPHiA CarePath has already been deployed as part of our Deep-Lung IV multimodal clinical study on non-small cell lung cancer.
We offer a range of platform access models to meet our customers’ needs. Our primary pricing strategy for our clinical customers is a pay-per-use model, in which customers can access our platform free of charge but pay for each analysis performed using our platform. To commercialize our applications and products, we employ our direct sales force, use local distributors and form collaborations with other global product and service providers in the healthcare ecosystem to assemble solutions to address customer needs. For example, we combine our solution and applications with other products used in the genomic testing process to provide customers integrated products in the testing workflow. As of June 30, 2024, our direct sales team consisted of more than 92 field-based commercial representatives.
Recent Developments
Continued Focus on Strategic Partnerships and Transactions
We are continually developing strategic relationships and engaging in strategic transactions across the healthcare ecosystem with companies who also provide products and services to our customers.
Actions Taken to Re-accelerate Revenue Growth in BioPharma and Clinical Markets
In order to accelerate our biopharma and clinical businesses, we have made certain changes to our sales and marketing strategies for the two market segments. For the biopharma market, we have refocused our sales efforts to target smaller, more repeatable business that we can execute in high volume to expedite our sales cycle, and we have restructured the biopharma business by separating our Data and Diagnostics product offerings. For the clinical market, we have reallocated resources from our more established and penetrated markets in EMEA to higher-growth and under-penetrated regions in NORAM and APAC, as well as specific markets in EMEA, such as the U.K., Germany, and the Middle East. We also implemented a more strategic approach towards winning and managing key, high-volume accounts in the clinical market.
Key Operating Performance Indicators
We regularly monitor a number of key performance indicators and metrics to evaluate our business, measure our performance, identify key operating trends and formulate financial projections and strategic plans. We believe that the following metrics are representative of our current business, but the metrics we use to measure our performance could change as our business continues to evolve. Our key performance indicators primarily focus on metrics related to our SOPHiA DDM Platform, as platform revenue comprises the majority of our revenues.
Our Core Genomics Customers can access our platform using three different models: dry lab access, bundle access and integrated access. In the dry lab access model, our customers use the testing instruments and solutions of their choice and our SOPHiA DDM Platform and algorithms for variant detection and identification. In the bundle access model, we bundle DNA enrichment solutions with our analytics solution to provide customers the ability to perform end-to-end workflows. In the integrated access model, our customers have their samples processed and sequenced through select SOPHiA DDM Platform collaborators within our clinical network and access their data through our SOPHiA DDM Platform. As used in this section, the term “Core Genomics Customer” refers to any customer who accesses our SOPHiA DDM Platform through the dry lab, bundle, or integrated access models. We exclude from this definition customers who only use Alamut through our SOPHiA DDM Platform.
We are continually refining our KPIs. Historically, we had disclosed key performance indicators using Recurring Platform Customers, which constituted customers who had accessed our SOPHiA DDM Platform through only the dry lab and bundle models, as those customers typically exhibit more consistent consumption behavior. However, through the versatility of our Platform and solutions, we have been able to help many of our integrated customers bring NGS capabilities in-house and convert them into bundle access and dry lab customers. Therefore, we now disclose Core Genomics Customers, which we believe reflect the impact of customers who access and drive analysis volume through our SOPHiA DDM Platform as our Platform continues to evolve. We have adjusted prior year KPIs below to reflect the change in customer segmentation and analyses. As our business continues to evolve and we make revisions to our methodologies to calculate the number of customers, we may make further adjustments to our historical performance indicators.
Platform Analysis Volume
The following table shows platform analysis volume for the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
SOPHiA DDM Platform analysis volume*	86,658	77,090	170,491	153,873
*The figures in the table above have been adjusted to exclude analyses conducted during the period but for which chargebacks were issued or other adjustments were made to customers after the period. We do not believe that such adjustments are material to the periods presented.

Platform analysis volume represents a key business metric that reflects our overall business performance, as we generate revenue on a pay-per-analysis basis. Platform analysis volume measures the number of analyses that generated revenue to us and were conducted by our Core Genomics Customers. Analysis volume is a direct function of the number of active customers and usage rates across our customer base during a specified time period. While our platform analysis volume is a major driver of our revenue growth, other factors, including product pricing, access model used, customer size mix, Alamut license sales, biopharma service revenue and workflow equipment and services revenue, also affect our revenue. Because of that, our revenue may increase in periods in which our analysis volume decreases and vice versa.

Analysis volume increased to 86,658 from 77,090 and 170,491 from 153,873 for the three and six months ended June 30, 2024 and 2023, representing year-over-year growth of 12% and 11% for the three and six months ended June 30, 2024, respectively. The increase in volume for both the three and six months ended June 30, 2024 was attributable to growth in our core platform analysis volume, particularly in NORAM and APAC. The increase in our core platform analysis volume was driven by increased usage from our existing customer base as well as contributions from new customers we brought into routine usage. We experienced slower year-over-year growth in analysis volume than our historical average, particularly in EMEA and LATAM, due to longer setup times for recently signed customers attributable to their adoption of new sequencer types and increasingly sophisticated applications. Across our application portfolio, our oncology applications outperformed rare and inherited disorders.

Total Core Genomics Customers
The following table shows the number of existing Core Genomics Customers, as of June 30, 2024 and 2023, new Core Genomics Customers that went into routine usage during the three months ended June 30, 2024 and 2023, and the total number of Core Genomics Customers as of June 30, 2024 and 2023:

	Three months ended June 30,
	2024	2023
Existing Core Genomics Customers	440	421
New Core Genomics Customers	17	13
Total Core Genomics Customers	457	434
We track the number of our Core Genomics Customers, defined as the number of customers who generated revenue through our usage of our bundle access, dry lab, and integrated access models during the specified time period, as a key measure of our ability to generate recurring revenue from our install base. We further define our Core Genomics Customers as “Existing,” if the customer had generated revenue prior to the current period presented, or “New,” if the customer first generated revenue in the current period presented.
The analysis excludes customers without any usage of our SOPHiA DDM Platform over the past twelve months and customers who have executed agreements with us that have not generated any revenue to us, including customers that are in the process of being onboarded onto our SOPHiA DDM Platform.
Total Core Genomics Customers increased to 457 as of June 30, 2024 from 434 as of June 30, 2023. The increase is primarily attributable to our continued customer acquisition momentum over the course of the intervening period net of churn, including several customers who used our products and services only to conduct COVID-19-related analyses.
Net Dollar Retention (NDR)
The following table shows the net dollar retention as of June 30, 2024 and 2023:

	As of June 30,
	2024	2023
Net dollar retention (NDR)	114%	114%

We track net dollar retention for our dry lab, bundle access, and integrated access customers as a measure of our ability to grow the revenue generated from our Core Genomics Customers through our “land and expand” strategy net of revenue churn, which we define as the annualized revenues we estimate to have lost from customers who access our platform through our dry lab access, bundle access and integrated access models and have not generated revenue over the past twelve months in that period based on their average quarterly revenue contributions from point of onboarding as a percentage of total recurring platform revenue. To calculate net dollar retention, we first specify a measurement period consisting of the trailing two-year period from our fiscal period end. Next, we define a measurement cohort consisting of Core Genomics Customers who use our dry lab access, bundle access, and integrated access models from whom we have generated revenues during the first month of the measurement period, which we believe is generally representative of our overall dry lab access, bundle access, and integrated customer base. We then calculate our net dollar retention as the ratio between the U.S. dollar amount of revenue generated from this cohort in the second year of the measurement period and the U.S. dollar amount of revenue generated in the first year. Any customer in the cohort that did not use our platform in the second year are included in the calculation as having contributed zero revenue in the second year.
Net dollar retention remained constant at 114% as of June 30, 2024 compared to June 30, 2023. We experienced stronger growth in usage across existing customer cohorts in the NORAM and APAC, as we continue to see stronger growth dynamics in those regions, and favorable foreign exchange movements for revenue generated in key transactional currencies other than the U.S. dollar, particularly the euro and the Swiss franc, on average over the trailing 12-month period, offset by slower growth across our existing customers cohorts in EMEA and LATAM, which are more established and penetrated for us, and an annualized revenue churn rate of 4%, which is consistent with our prior comparative period and historical average.
Components of Results of Operations
For a discussion of our components of results of operations, see the “Operating and Financial Review and Prospects—Operating Results—Components of Results of Operations” section of our Annual Report on Form 20-F for the year ended December 31, 2023.
Results of Operations
Comparison of the Three Months Ended June 30, 2024 and 2023

The following table summarizes our results of operations:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Revenue	$15,808	$15,054	$754	5%
Cost of revenue	(5,032)	(5,007)	(25)	—%
Gross profit	10,776	10,047	729	7%
Research and development costs	(7,958)	(8,891)	933	(10)%
Selling and marketing costs	(7,258)	(7,203)	(55)	1%
General and administrative costs	(10,583)	(14,041)	3,458	(25)%
Other operating income, net	18	41	(23)	(56)%
Operating loss	(15,005)	(20,047)	5,042	(25)%
Interest income, net	450	1,134	(684)	(60)%
Fair value adjustments on warrant obligations	84	—	84	100%
Foreign exchange (losses), net	(561)	(2,410)	1,849	(77)%
Loss before income taxes	(15,032)	(21,323)	6,291	(30)%
Income tax expense	(161)	(73)	(88)	(121)%
Loss for the period	$(15,193)	$(21,396)	$6,203	(29)%
Revenue
The following table presents revenue by stream:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
SOPHiA DDM Platform	$15,300	$14,587	$713	5%
Workflow equipment and services	508	467	41	9%
Total revenue	$15,808	$15,054	$754	5%

Revenue was $15.8 million for the three months ended June 30, 2024 as compared to $15.1 million for the three months ended June 30, 2023. This increase was primarily attributable to an increase in SOPHiA DDM Platform revenue, partially offset by a foreign exchange headwind of $0.2 million, related to unfavorable movements in exchange rates between key transactional currencies, particularly the euro and Swiss franc, and our reporting currency, the U.S. dollar. SOPHiA DDM Platform revenue was $15.3 million for the three months ended June 30, 2024 as compared to $14.6 million for the three months ended June 30, 2023. This increase was primarily attributable to new customers onboarded onto our platform and increased usage across our existing customers, partially offset by a slight decrease in biopharma revenue driven by customer budget constraints and other macro environment impacts. Workflow equipment and services revenue was $0.5 million for the three months ended June 30, 2024 as compared to $0.5 million for the three months ended June 30, 2023.
Cost of Revenue
The following table presents cost of revenue, gross profit, and gross margin:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Cost of revenue	$(5,032)	$(5,007)	$(25)	—%
Gross profit	$10,776	$10,047	$729	7%
Gross margin	68%	67%

Cost of revenue was $5.0 million for the three months ended June 30, 2024 as compared to $5.0 million for the three months ended June 30, 2023. There was a $0.7 million increase in inventory reserve and inventory scrap related to significantly aged inventory, offset by a $0.8 million decrease in cost of goods and hosting fees associated with better economies of scale. The slight increase in gross profit margin to 68% for the three months ended June 30, 2024 as compared to 67% for the three months ended June 30, 2023 was primarily driven by a greater increase in revenue than in the cost of revenue due to our cost management efforts and economies of scale.
Operating Expenses
The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income, net:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Research and development costs	$(7,958)	$(8,891)	$933	(10)%
Selling and marketing costs	(7,258)	(7,203)	(55)	1%
General and administrative costs	(10,583)	(14,041)	3,458	(25)%
Other operating income, net	18	41	(23)	(56)%
Total operating expenses	$(25,781)	$(30,094)	$4,313	(14)%

Research and Development Costs
Research and development costs were $8.0 million for the three months ended June 30, 2024 as compared to $8.9 million for the three months ended June 30, 2023. The decrease was primarily attributable to a $1.1 million decrease in employee-related expenses, including share-based compensation expense, as a result of a lower employee base from a natural and planned headcount reduction at the end of fiscal year 2023, partially offset by a $0.3 million decrease in employee-related capitalized development costs as we finalize new products and prepare for their commercial launches.

Selling and Marketing Costs
Selling and marketing costs were $7.3 million for the three months ended June 30, 2024 as compared to $7.2 million for the three months ended June 30, 2023. The slight increase was primarily attributable to a $0.1 million increase in marketing expenses related to select campaigns to accelerate the penetration of several key markets as well as to support our robust new product launch momentum and a $0.5 million increase in the provision for doubtful accounts, partially offset by a $0.3 million decrease in employee-related expenses, excluding share-based compensation, due to efficiencies gained after the headcount reduction at the end of fiscal year 2023.
General and Administrative Costs
General and administrative costs were $10.6 million for three months ended June 30, 2024 as compared to $14.0 million for the three months ended June 30, 2023. This decrease was primarily attributable to a $3.0 million decrease in employee-related expenses, including share-based compensation, associated with our headcount-related action taken in the prior year, a $0.4 million decrease in public company-related expenses, and a $0.2 million decrease in professional fees, partially offset by a $0.2 million increase in license costs.
Other Operating Income, Net
Other operating income, net was less than $0.1 million for the three months ended June 30, 2024 as compared to other operating income, net of less than $0.1 million for the three months ended June 30, 2023.
Interest Income, net
The following table presents the interest income, net:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Interest income, net	$450	$1,134	$(684)	(60)%

Interest income, net was $0.5 million for the three months ended June 30, 2024, compared to $1.1 million for the three months ended June 30, 2023. The decrease was primarily driven by a lower average cash balance in interest earning bank accounts and short-term deposits and an increase of $0.3 million in interest expense related to the Perceptive Credit Agreement.

Fair value adjustments on warrant obligations

The following table presents the fair value adjustments on warrant obligations:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Fair value adjustments on warrant obligations	$84	$—	$84	100%

Fair value adjustments on warrant obligations was $0.1 million for the three months ended June 30, 2024 related to the revaluation of warrants at each reporting period. We did not have any fair value adjustments on warrant obligations for the three months ended June 30, 2023 as we had no warrants outstanding in 2023.

Foreign exchange losses, net
The following table presents the foreign exchange losses, net:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Foreign exchange losses, net	$(561)	$(2,410)	$1,849	(77)%

Foreign exchange losses, net were $0.6 million for the three months ended June 30, 2024, compared to foreign exchange losses, net of $2.4 million for the three months ended June 30, 2023. The foreign exchange losses, net recorded for the three months ended June 30, 2024 is primarily driven by an unrealized net foreign exchange loss of $0.6 million, primarily related to the outstanding intercompany receivable balances held by the Swiss parent entity that have not been settled with other subsidiaries, partially offset by an increase of less than $0.1 million in realized net foreign exchange gain. Unrealized gains and losses do not constitute a cash impact until the related transactions are settled.
Income Tax Expense
The following table presents the income tax expense:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Income tax expense	$(161)	$(73)	$(88)	(121)%
Income tax expense was $0.2 million for the three months ended June 30, 2024 as compared to $0.1 million for the three months ended June 30, 2023. The increase in tax expense was primarily attributable to an estimated increase in tax liability in France and, to a lesser extent, Italy.

Comparison of the Six Months Ended June 30, 2024 and 2023

The following table summarizes our results of operations:

	Six months ended June 30,		Change
	2024	2023	$	%
Revenue	$31,587	$29,020	$2,567	9%
Cost of revenue	(10,406)	(9,279)	(1,127)	12%
Gross profit	21,181	19,741	1,440	7%
Research and development costs	(17,349)	(18,225)	876	(5)%
Selling and marketing costs	(14,209)	(13,627)	(582)	4%
General and administrative costs	(23,408)	(27,283)	3,875	(14)%
Other operating income, net	24	60	(36)	(60)%
Operating loss	(33,761)	(39,334)	5,573	(14)%
Interest income, net	1,208	1,996	(788)	(39)%
Fair value adjustments on warrant obligations	84	—	84	100%
Foreign exchange gains (losses), net	4,049	(3,578)	7,627	213%
Loss before income taxes	(28,420)	(40,916)	12,496	(31)%
Income tax expense	(477)	(180)	(297)	165%
Loss for the period	$(28,897)	$(41,096)	$12,199	(30)%
Revenue
The following table presents revenue by stream:

	Six months ended June 30,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
SOPHiA DDM Platform	$30,718	$28,336	$2,382	8%
Workflow equipment and services	869	684	185	27%
Total revenue	$31,587	$29,020	$2,567	9%

Revenue was $31.6 million for the six months ended June 30, 2024 as compared to $29.0 million for the six months ended June 30, 2023. This increase was primarily attributable to an increase in SOPHiA DDM Platform revenue. SOPHiA DDM Platform revenue was $30.7 million for the six months ended June 30, 2024 as compared to $28.3 million for the six months ended June 30, 2023. This increase was primarily attributable to new customers onboarded onto our platform and increased usage across our existing customers, partially offset by a slight decrease in biopharma revenue driven by customer budget constraints and other macro environment impacts. Workflow equipment and services revenue was $0.9 million for the six months ended June 30, 2024 as compared to $0.7 million for the six months ended June 30, 2023. This slight increase was related to an increase in service revenue from customer setups for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.

Cost of Revenue
The following table presents cost of revenue, gross profit, and gross margin:

	Six months ended June 30,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Cost of revenue	$(10,406)	$(9,279)	$(1,127)	12%
Gross profit	$21,181	$19,741	$1,440	7%
Gross margin	67%	68%

Cost of revenue was $10.4 million for the six months ended June 30, 2024 as compared to $9.3 million for the six months ended June 30, 2023. This increase was primarily attributable to a $0.2 million increase in material and services costs associated with revenue growth, a $0.5 million increase in outsourced service costs related to a specific biopharmaceutical customer, a $0.6 million increase in amortization of capitalized development costs as more developed products are commercialized, and a $0.2 million increase related to inventory reserve and scrap from significantly aged inventory. The slight decrease in gross profit margin to 67% for the six months ended June 30, 2024 as compared to 68% for the six months ended June 30, 2023 was primarily driven by higher costs and lower margins associated with the servicing of the initial phase of the aforementioned biopharmaceutical customer contract, partially offset by benefits from economies of scale achieved with regards to computational and storage-related costs.
Operating Expenses
The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income, net:

(Amounts in USD thousands, except %)	Six months ended June 30,		Change
	2024	2023	$	%
Research and development costs	$(17,349)	$(18,225)	$876	(5)%
Selling and marketing costs	(14,209)	(13,627)	(582)	4%
General and administrative costs	(23,408)	(27,283)	3,875	(14)%
Other operating income, net	24	60	(36)	(60)%
Total operating expenses	$(54,942)	$(59,075)	$4,133	(7)%

Research and Development Costs
Research and development costs were $17.3 million for the six months ended June 30, 2024 as compared to $18.2 million for the six months ended June 30, 2023. The decrease was primarily attributable to an increase $0.8 million in capitalized development costs related to internal and external labor to develop new products and a $0.5 million increase in employee-related expenses, excluding share-based compensation expense, to retain high performing employees, partially offset by a $0.6 million increase in computational and storage-related expenses from ongoing product research.
Selling and Marketing Costs
Selling and marketing costs were $14.2 million for the six months ended June 30, 2024 as compared to $13.6 million for the six months ended June 30, 2023. The slight increase was primarily attributable to a $0.6 million increase in employee-related expenses, including share-based compensation, as variable compensation increased in line with revenue growth and a $0.4 million increase in marketing expenses to drive additional customer engagement, partially offset by a $0.2 million decrease in professional fees and a $0.1 million decrease in our provision for doubtful accounts.

General and Administrative Costs
General and administrative costs were $23.4 million for six months ended June 30, 2024 as compared to $27.3 million for the six months ended June 30, 2023. This decrease was primarily attributable to a $2.4 million decrease in employee-related expenses, including share-based compensation, associated with our headcount-related action taken in the prior year, a $0.9 million decrease in public company-related expenses, and a decrease of $0.2 million in travel expenses, partially offset by a $0.2 million increase in licenses fees.
Other Operating Income, Net
Other operating income, net was income of less than $0.1 million for the six months ended June 30, 2024 as compared to other operating income of less than $0.1 million for the six months ended June 30, 2023.
Interest Income, net
The following table presents the interest income, net:

	Six months ended June 30,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Interest income, net	$1,208	$1,996	$(788)	(39)%

Interest income, net was $1.2 million for the six months ended June 30, 2024, compared to $2.0 million for the six months ended June 30, 2023. The decrease was primarily driven by a lower average cash balance in interest earning bank accounts and short-term deposits and the increased interest expense from the Perceptive Loan Agreement.

Fair value adjustments on warrant obligations

The following table presents the fair value adjustments on warrant obligations:

	Six months ended June 30,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Fair value adjustments on warrant obligations	$84	$—	$84	100%

Fair value adjustments on warrant obligations was $0.1 million for the six months ended June 30, 2024. We did not have any fair value adjustments on warrant obligations for the six months ended June 30, 2023 as the warrant certificate was issued on May 2, 2024.

Foreign exchange gains (losses), net

The following table presents the foreign exchange gains (losses), net:

	Six months ended June 30,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Foreign exchange gains (losses), net	$4,049	$(3,578)	$7,627	(213)%

Foreign exchange gains were $4.0 million for the six months ended June 30, 2024, compared to foreign exchange losses of $3.6 million for the six months ended June 30, 2023. The foreign exchange gains recorded for the six months ended June 30, 2024 was primarily driven by an unrealized net foreign exchange gain of $4.2 million, primarily related to the outstanding intercompany receivable balances held by the Swiss parent entity that have not been settled with other subsidiaries, partially offset by an increase of $0.1 million in realized net foreign exchange losses. Unrealized gains and losses do not constitute a cash impact until the related transactions are settled.
Income Tax Expense
The following table presents the income tax expense:

	Six months ended June 30,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Income tax expense	$(477)	$(180)	$(297)	165%
Income tax expense was $0.5 million for the six months ended June 30, 2024 as compared to $0.2 million for the six months ended June 30, 2023. The increase in tax expense was primarily attributable to an estimated increase in tax liability in France and, to a lesser extent, Italy.
Liquidity and Capital Resources
Sources of Capital Resources
Our principal sources of liquidity were cash and cash equivalents totaling $105.4 million and $123.3 million as of June 30, 2024 and December 31, 2023, respectively, which were held for a variety of growth initiatives and investments in our SOPHiA DDM Platform and related solutions, products and services as well as working capital purposes. Our cash and cash equivalents are comprised of money market funds and bank and short-term deposits with maturities up to three months. Separately, we held no term deposits with maturities between three and twelve months as of June 30, 2024 and December 31, 2023.
On April 23, 2024 we terminated our existing credit agreement with Credit Suisse SA for up to CHF5.0 million ($5.5 million). Additionally, we entered into a new credit agreement with Credit Suisse SA for up to CHF0.1 million ($0.1 million) to be used for cash credits, contingent liabilities, or as margin for OTC derivative transactions. Borrowings under the new credit agreement will bear interest at a rate to be established between us and Credit Suisse SA at the time of each draw down. As of June 30, 2024, we had no borrowings outstanding under the Credit Facility.
On May 2, 2024 (the “closing date”), SOPHiA GENETICS SA and our subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which we may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche of $15.0 million principal amount of term loans on the closing date and (ii) up to $35.0 million principal amount of term loans that we may draw upon on or prior to March 31, 2026, subject to satisfaction of certain customary conditions. The term loans are scheduled to mature on the fifth anniversary of the closing date and accrue interest at Term Secured Overnight Financing Rate (“SOFR”) plus 6.25% per annum; provided that upon the occurrence and during the continuation of any event of default, the term loans will accrue interest at Term SOFR plus 9.25% per annum. Term SOFR means the SOFR reference rate that is two business days prior to the first day of the preceding calendar month. We have the right to prepay the term loans at any time subject to applicable prepayment premiums. The Perceptive Credit Agreement also contains certain mandatory prepayment provisions, including prepayments from the proceeds from certain asset sales and casualty events (subject to a right to reinvest such proceeds in assets used in our business within 180 days) and from issuances or incurrences of non-permitted debt, which will also be subject to prepayment premiums. The obligations under the Perceptive Credit Agreement are secured by substantially all of our and certain of our subsidiaries’ assets and are guaranteed initially on the closing date by SOPHiA GENETICS SA and SOPHiA GENETICS, Inc. The Perceptive Credit Agreement contains customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million, an affirmative last twelve months revenue covenant tested on a quarterly basis beginning June 30, 2024, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Perceptive Credit Agreement also contains customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against us and our subsidiaries and change in control, the occurrence of which gives the lenders the right to declare the term loans and all obligations under the Perceptive Credit Agreement immediately due and payable.
In addition, we issued to Perceptive Credit Holdings IV, LP a warrant certificate (the “Warrant Certificate”) representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with the right to purchase 200,000 ordinary shares available immediately and the right to purchase an additional 200,000 ordinary shares to be available upon the drawdown of the second tranche of the term loans. The purchase rights represented by the Warrant Certificate are exercisable after becoming available, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments.
In August 2023, we established an at-the-market offering program pursuant to which we may sell, from time to time, ordinary shares having an aggregate offering price of $50 million. For the three months ended June 30, 2024, we did not sell any ordinary shares under this program.
We have funded our operations primarily through equity financing and, to a lesser extent, through debt and revenue generated from the sale of access to our SOPHiA DDM Platform and related licenses and services. Invoices for our products and services are a substantial source of revenue for our business, which are included on our consolidated balance sheet as trade receivables prior to collection. Accordingly, collections from our customers have a material impact on our cash flows from operating activities. As we expect our revenue to grow, we also expect our accounts receivable and inventory balances to increase, which could result in greater working capital requirements.
Operating Capital Requirements
We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to research and development, in particular, to further expand the applications and modalities of our SOPHiA DDM Platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas; selling and marketing efforts for our SOPHiA DDM Platform to establish and maintain relationships with our collaborators and customers; and obtaining regulatory clearances or approvals for our SOPHiA DDM Platform and our products and services. We believe that our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, which are outlined in our Annual Report on Form 20-F for the year ended December 31, 2023 and our subsequent filings with the SEC.
Cash Flows
The following table summarizes our cash flows for six months ended June 30, 2024 and 2023:

	Six months ended June 30,
(Amounts in USD thousands)	2024	2023
Net cash provided from/(used in):
Operating activities	$(23,839)	$(25,113)
Investing activities	(3,915)	12,670
Financing activities	12,751	(1,554)
Net decrease in cash and cash equivalents	$(15,003)	$(13,997)
Effect of exchange differences on cash and cash equivalents	$(2,852)	$1,244
Operating Activities
For the six months ended June 30, 2024, net cash used in operating activities was $23.8 million, primarily attributable to our loss before tax for the period of $28.4 million, which was reflective of our continued

development of new solutions and expansion of market opportunities for our SOPHiA DDM Platform, a $2.8 million net decrease in working capital, and $5.7 million of non-cash finance income, partially offset by $7.8 million of non-cash share-based compensation expense and $2.3 million of depreciation.
For the six months ended June 30, 2023, net cash used in operating activities was $25.1 million, primarily attributable to our loss before tax for the period of $40.9 million, which was reflective of our continued research and development and commercialization activities for our SOPHiA DDM Platform, partially offset by $7.1 million of non-cash share-based compensation expense, $2.9 million of depreciation, and a $1.6 million decrease in net working capital.
Investing Activities
For the six months ended June 30, 2024, net cash used in investing activities was $3.9 million, primarily attributable to $3.6 million of capitalized software development costs, $0.1 million of property and equipment purchases, and $0.2 million of intangible assets acquisitions.
For the six months ended June 30, 2023, net cash provided from investing activities was $12.7 million, primarily attributable to the maturity of $17.5 million of term deposits, partially offset by $2.8 million of capitalized development costs and $1.2 million of purchase of property and equipment.
Financing Activities
For the six months ended June 30, 2024, net cash provided from financing activities was $12.8 million, primarily attributable to $15.0 million of proceeds from the Perceptive loan agreement, offset by $1.5 million of rent payments on our office facilities in Rolle, Bidart, and Boston and $1.1 million of transaction costs.
For the six months ended June 30, 2023, net cash used in financing activities was $1.6 million, primarily attributable to rent payments on our office facilities in Rolle, St. Sulpice, and Boston and partially offset by $0.2 million in proceeds from the exercise of share options.
Contractual Obligations and Other Commitments
As of June 30, 2024, other than the Perceptive Credit Agreement as described in Note 9 of our unaudited interim condensed consolidated financial statements, there have been no other material changes to our contractual obligations and commitments from those described in the “Operating and Financial Review and Prospects” section of our Annual Report on Form 20-F for the year ended December 31, 2023.
Internal Control over Financial Reporting
There were no changes to our internal control over financial reporting during the three months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Off-Balance Sheet Arrangements
We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements or commitments.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
We had cash and cash equivalents totaling $105.4 million as of June 30, 2024, which are comprised of cash and short-term deposits with maturities up to three months. We also had no term deposits as of June 30, 2024. Our cash equivalents are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.

As of June 30, 2024, we currently have $15.0 million of debt outstanding under the Perceptive Credit Agreement. Based on the terms of the Perceptive Credit Agreement, the monthly interest expense fluctuates based on the SOFR reference rate that is two business days prior to the first day of the preceding calendar month. Given our outstanding debt under this agreement, we are subject to interest rate risk related to debt obligations if the SOFR were to move significantly.
We do not believe that a hypothetical 100 basis points change in interest rates would have a material effect on our business, financial condition or results of operations. We do not enter into investments for trading or speculative purposes. We do not use any financial instruments to manage our interest rate risk exposure.
Foreign Exchange Risk
We operate internationally and the majority of our revenue, expenses, assets, liabilities, and cash flows are denominated in currencies other than our presentation currency. As a result, we are exposed to fluctuations in foreign exchange rates.
We do not believe that there have been material changes in our foreign exchange risk exposure from the disclosure included in the “Item 11. Quantitative and Qualitative Disclosures About Market Risk” section of our Annual Report on Form 20-F for the year ended December 31, 2023.
Credit Risk
We are exposed to credit risk from our operating activities, primarily trade receivables. Credit risk is the risk that a counterparty will be unable to meet its obligations under a financial instrument or customer contract. We assess writing off of receivables on a case-by-case basis if the outstanding balance exceeds one year.
We do not believe that credit risk had a material effect on our business, financial condition or results of operations. The largest customer balance represented 16% of accounts receivable as of June 30, 2024, which is attributable to one of our largest distributors. This distributor has a strong payment history and is in good standing with us. Our cash and cash equivalents are deposited with reputable financial institutions. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition or results of operations.
Inflation Risk
We believe our business is able to pass along increases in the costs of providing our products and services caused by inflation by increasing the prices of our products and services. For multi-year contracts, our general terms and conditions allow us to increase prices, at minimum on an annual basis. However, we do not believe that inflation had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations.
Material Accounting Policies and Critical Estimates and Judgments
The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of accounting estimates. It also requires management to exercise judgement in applying our accounting policies. Disclosed below are the areas which require a high degree of judgment, significant assumptions and/or estimates. The most significant assumptions used in the financial statements are the underlying assumptions used in revenue recognition, capitalized internal development costs, share-based compensation, goodwill impairment testing, defined benefit pension liabilities, expected credit loss, income taxes, term loans, and warrant obligations. We base estimates and assumptions on historical experience when available and on various factors that we determined to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
Our material accounting policies and critical estimates that involve a higher degree of judgment and complexity are described in the “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates”

section of our Annual Report on Form 20-F for the year ended December 31, 2023, except for our material accounting policies regarding our term loans.
Accounting policies
Borrowings
Borrowings are initially recognized at fair value, net of transaction costs incurred. Transaction costs include any incremental costs directly attributable to the acquisition of the financial liability, that would otherwise have not been incurred if we did not acquire the financial instrument. Borrowings are subsequently measured at amortized cost using the effective interest method. The effective interest method recognizes any difference between the loan proceeds, net of transaction costs, and the redemption amount as interest expense through the profit and loss statement for the period. Changes in the effective interest rate (“EIR”) are updated prospectively based on the most recent interest payment rate at the end of each reporting period. Borrowings are removed from the balance sheet when the obligation is discharged, cancelled or repaid. When the borrowing is removed from the balance sheet, any difference between the carrying amount of the financial liability, and the consideration paid, is recognized in profit or loss as a non-operating income or expense. Borrowings are classified as current liabilities unless the maturity date is greater than 12 months or we have an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

There have been no other material changes to our material accounting policies and critical estimates as disclosed therein, with the exception of our adoption of recent accounting pronouncements, as discussed below.
Recent Accounting Pronouncements
In connection with our adoption of IFRS Accounting Standards for the preparation of our financial statements, certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2023 reporting periods and have not been adopted early by us. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. See Note 2 to the audited condensed consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2023 and Note 1 of our unaudited interim condensed consolidated financial statements included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2.
Emerging Growth Company Status
In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.
Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the critical audit matters. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) December 31, 2026; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our ordinary shares that are held by non-affiliates equals or exceeds $700.0 million as of the prior June 30th.